U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                    1-14082

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q and
[ ] Form N-SAR

             For Period Ended: First Quarter Ended March 31, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:   Smart Choice Automotive Group, Inc.
5200 S. Washington Avenue
(Address of Principal Executive Office)(Street and Number)

Titusville, Florida 32780
(City, State and Zip Code)

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its report on Form 10-Q for the quarter ended March 31, 1999 within the prescribed time period due to a delay in the completion of its financial statements for the quarterly period. Such delays have been caused by significant accounting issues identified during the Company's year-end audit which required extensive review in the preparation of the first quarter Form 10-Q to insure consistency coupled with comparable prior period restatements for discontinued business accounting and the additional disclosures now required under business segment reporting.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Robert J. Downing                    (407)   269-0834
         (Name)                      (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes   [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                            [ ]  Yes     [ ]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Smart Choice Automotive Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 1999            By: /s/ ROBERT J. DOWNING
                                   Chief Legal Officer